October 11, 2012

VIA EDGAR AND HAND DELIVERY

Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Restoration Hardware Holdings, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed September 19, 2012
File No. 333-176767

Dear Ms. Ransom:

On behalf of Restoration Hardware Holdings, Inc. (the “Company”), this letter responds to your letter, dated October 3, 2012 (the “Comment Letter”), regarding the above-referenced Amendment No. 5 (“Amendment No. 5”) to Registration Statement on Form S-1 (the “Registration Statement”), filed on September 19, 2012. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. The page references in our responses are to the revised prospectus included in Amendment No. 6 to the Registration Statement (“Amendment No. 6”), which is being filed today by electronic submission. References herein to “we” and “our” refer to Restoration Hardware Holdings, Inc. and its consolidated subsidiaries unless otherwise noted.

Ms. Mara L. Ransom

Securities and Exchange Commission

October 11, 2012

Prospectus Summary, page 1

Summary Risk Factors, page 5

1.	Please include in the last summary risk factor on page 6 the fact that Mr. Friedman resigned following an investigation by your board of directors.

Answer:	We have revised the disclosure on page 6 of Amendment No. 6 in response to the Staff’s comment.

Risk Factors, page 18

Risks Related to our Business, page 18

Our former Chairman and Co-Chief Executive Officer . . . ., page 19

2.	Please also disclose in this risk factor the ongoing relationship between Home Holdings, you, and Hierarchy, an entity in which Mr. Friedman will have a controlling interest.

Answer:	We have revised the disclosure on page 19 of Amendment No. 6 in response to the Staff’s comment.

Liquidity and Capital Resources, page 69

3.	Please tell us your consideration of describing how you expect the absence of cash flows, or absence of negative cash flows, related to your transfer to Hierarchy of your apparel-related assets to impact your future liquidity and capital resources.

Answer:	Our apparel-related assets are currently limited to a domain name and we have no plans to operate an apparel-related line of business. As a result, the transfer of apparel-related assets to Hierarchy will not significantly impact our cash flows or expected future cash flows, either positively or negatively, and therefore, we did not discuss its impact in the Registration Statement.

Critical Accounting Policies and Estimates, page 74

Income Taxes, page 80

4.

We read your disclosure on page 80 where you state, “[W]e continue to assess the need for a valuation allowance and any changes in our assessment could result in a material impact to income tax expense.” Explain to us and disclose in further detail why you have recorded a full valuation allowance against your US and Shanghai net deferred tax assets. Further, please expand your Management’s Discussion and Analysis of Financial Condition and Results of Operations to disclose the general

Ms. Mara L. Ransom

Securities and Exchange Commission

October 11, 2012

risks that lead to the conclusion that it was more likely than not that the majority of your deferred tax benefits would not be realized as of July 28, 2012. Refer to ASC 740-10-30-5 and the requirement in Item 303(a)(3) of Regulation S-K to disclose events and uncertainties that management reasonably expects will have a material impact on results of operations. If you anticipate that it is at least reasonably possible that a change in the valuation adjustment will occur in the near term, your financial statements must disclose this possibility. Refer to ASC 275-10-50-6 through 50-15.

Answer:	We have revised and expanded the disclosure on pages 80 and 81 of Amendment No. 6 in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 120

Arrangements with Hierarchy, page 123

5.	Please disclose the percentage of ownership that Home Holdings will have, and which you will have the right to acquire, in Hierarchy.

Answer:	We have revised the disclosure on page 124 of Amendment No. 6 in response to the Staff’s comment.

In addition, we would like to respectfully inform the Staff that, although the plans have not been finalized, certain of our directors have indicated an interest in purchasing shares of our common stock in the offering. Once the plans of the directors are finalized and confirmed, we will include disclosure, substantially in the form below, in a subsequent amendment to the Registration Statement, in the following sections: (i) the cover page of the prospectus, (ii) the Prospectus Summary, (iii) Dilution, (iv) Principal and Selling Stockholders, (v) Certain Relationships and Related Party Transactions, (vi) Shares Eligible for Future Sale, and (vii) Underwriting.

•

Certain of our directors have indicated an interest in purchasing an aggregate of approximately $         million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering to any of these directors, or any of these directors may determine to purchase more, fewer or no shares in this offering. The underwriters will receive an underwriting discount of $         per share on any sales of shares to such stockholders.

We also respectfully inform the Staff that the Company is considering disclosing some information regarding its performance in the third quarter which, depending on the timing of the offering relative to the quarter end, we may or may not include in a subsequent amendment to the Registration Statement. To the extent we include such information in a subsequent amendment to the Registration Statement, it will be substantially in the form of the disclosure below.

•

As of                 , 2012, we had      retail stores, consisting of      Galleries and      full line Design Galleries, and      outlet stores throughout the United States and Canada. For the      week period from July 29, 2012, the first day of our third quarter of fiscal 2012, to                  2012, we estimate that our net revenues increased by approximately     %, our comparable store sales increased by approximately     % and sales from our direct business increased by approximately     %, in each case compared to the first      weeks of our third quarter of fiscal 2011. This reflects only the first      weeks of our third fiscal quarter. Accordingly, we have not begun our normal quarter-end closing and review procedures and there can be no assurance that final results for the full thirteen-week period beginning July 29, 2012 and ending October 27, 2012 will not differ from the results for this      week period. The results for this      week period represent only a portion of our fiscal quarter, are preliminary, and will be subject to quarter-end closing procedures and/or adjustments and should not be viewed as a substitute for full interim financial statements prepared in accordance with generally accepted accounting principles in the United States and reviewed by our auditors. These preliminary results could change materially and are not necessarily indicative of the results to be achieved for the thirteen-week period ending October 27, 2012, the remainder of fiscal 2012 or any future period. This preliminary financial data has been prepared by, and is the responsibility of, our management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled or performed any procedures with respect to the accompanying preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

We will provide you with marked copies of Amendment No. 6 to expedite your review.

Ms. Mara L. Ransom

Securities and Exchange Commission

October 11, 2012

If you have any questions, please do not hesitate to call Gavin Grover at (415) 268-7113 or Stewart McDowell at (415) 393-8322.

Very truly yours,

/s/ Gavin B. Grover                     /s/ Stewart L. McDowell

Gavin B. Grover                          Stewart L. McDowell

cc:	Carlos E. Alberini, Restoration Hardware Holdings, Inc.

Karen Boone, Restoration Hardware Holdings, Inc.

Robert Babula, Securities and Exchange Commission

Donna Di Silvio, Securities and Exchange Commission

Lisa Kohl, Securities and Exchange Commission